Crédit Agricole Securities (USA) Inc.

Schedule I

Computation of Net Capital for Broker-Dealers Under Rule 15c3-1 and CFTC Regulation 1.17

December 31, 2020
(Dollars in Thousands)

Net capital

Total stockholder's equity	$ 772,165
Liabilities subordinated to claims of general creditors allowable in computation of net capital	360,000
Total capital and allowable subordinated liabilities	1,132,164
Deductions and/or charges:	
Non-allowable assets:	
Cash	22,953
Financial instruments owned, at fair value	49,031
Securities purchased under agreements to resell	16,210
Receivables from brokers, dealers, and clearing organizations	12,242
Receivables from customers	1,493
Deferred tax assets, net	9,568
Other assets	19,439
Total non-allowable assets	130,936
Aged fails to deliver	843
Other deductions and/or charges	332
Total deductions and/or charges	132,111
Net capital before haircuts on securities positions	1,000,053
Haircuts on securities positions:	
Contractual securities commitments	5,564
U.S. government obligations	671 .
Corporate obligations	57,747
Total haircuts on securities	63,982
Net capital	$ 936,071
Minimum net capital required (the greater of 2% of aggregate debit items, $1,500, or the CFTC minimum requirement)	1,500
Excess net capital	$ 934,571

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2020 Part IIA FOCUS filing on January 22, 2021.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.